Exhibit 99.6

Knight Transportation Files Presentation Regarding its Proposal for USA Truck

Addresses USA Truck’s Unsupported Financial Results and Recent Share Price Surge

PHOENIX – November 4, 2013 – Knight Transportation, Inc. (NYSE: KNX)(“Knight”), one of North America’s largest and most diversified truckload transportation companies, today announced that it has filed a presentation with the Securities and Exchange Commission (“SEC”) in connection with its proposal to acquire USA Truck, Inc. (NASDAQ: USAK).  The presentation has been filed with the SEC and is available at www.sec.gov.  The presentation is also available on the company’s website at http://investor.knighttrans.com/events.

Knight believes that USA Truck’s recent financial results demonstrate only limited improvement and that its recent share price surge is unsupported by either industry or company specific fundamentals.  Notably, on a sequential basis, USA Truck’s truckload segment Operating Ratio remains above 100% and improved only modestly from 103.8% in the second quarter of 2013 to 103.6% in the third quarter of 2013.  Knight continues to believe that USA Truck’s turnaround plan remains fraught with significant execution risk and notes that USA Truck’s limited cash flow generation has constrained its fleet investment, such that USA Truck now operates one of the oldest fleets among its publicly traded peer group, with an average tractor age of 2.5 years and average trailer age of 6.4 years.

Knight continues to believe that its $9.00 per share, all-cash proposal fully and fairly values USA Truck, especially in light of USA Truck’s consistent underperformance, including nine consecutive quarters of losses totaling approximately $30 million.  Knight remains confident that its premium proposal is significantly more attractive than USA Truck’s standalone prospects, and Knight remains willing to modestly increase the proposed purchase price if USA Truck can demonstrate value that has not already been identified.

As previously announced on September 26, 2013, Knight proposed to acquire all of the outstanding shares of USA Truck for $9.00 per share in cash.  The proposal represents a significant premium of approximately 39% to USA Truck’s closing price on September 25, 2013, the last trading day prior to public announcement of Knight’s proposal; a premium of approximately 50% to USA Truck’s average closing price for the ten trading day period prior to Knight’s announcement; and a premium of approximately 58% to USA Truck’s closing price on August 27, 2013, the last trading day prior to Knight’s August 28, 2013, proposal letter to USA Truck’s Board of Directors.

Evercore is acting as financial advisor to Knight and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as Knight’s legal advisor.

Forward-Looking Statements
Some statements set forth in this press release, including those regarding Knight’s proposal to acquire USA Truck and the expected impact of an acquisition of USA Truck on Knight and its financial results and operations, contain forward-looking statements that are subject to change. Statements including words such as “believe”, “expect”, or similar words as well as statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that an acquisition of USA Truck by Knight may not be completed; the risk that, if the acquisition is completed, Knight may face difficulty or be unable to enhance the performance of USA Truck’s operations or successfully integrate USA Truck’s operations; and other factors identified from time-to-time in Knight’s filings with the Securities and Exchange Commission.  All forward-looking statements in this press release are qualified by these cautionary statements and are made only as of the date of this news release.

Contacts:
Dave Jackson, President / Adam Miller, CFO	Matthew Sherman / Eric Brielmann / James Golden
Knight Transportation, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(602) 606-6349	(212) 355-4449